                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              SEC File Number   1-10346

                                              CUSIP Number      59514K209


                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K and Form 10-KSB    / / Form 11-K    / / Form 20-F

               /x/ Form 10-Q and Form 10-QSB    / / Form N-SAR




/  /  Transition Report on Form 10-K    /x /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended: March 31, 1997
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     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I - REGISTRANT INFORMATION

Full name of registrant MicroTel International, Inc.
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Former name if applicable
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Address of Principal Executive Office (Street and number)

4290 E. Brickell Street
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City, State and Zip Code    Ontario, California 91761
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                      PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

                         ATTACHMENT TO FORM 12(b) (25)

     The Registrant's senior management have been and continue to be engaged in matters relating to the closing of, and accounting for, the previously reported merger of the Registrant and XIT Corporation, which occurred on March 26, 1997, as well as the closing on the previously reported Regulation S private placement transaction, which occurred on April 14, 1997, which will not permit them time to complete preparation of the necessary information for the subject report.

                         PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

Barry E. Reifler                       (909)                     391-4321
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     (Name)                          (Area code)             (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no,
identify report(s).       / x / Yes        /   / No

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        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?          / x / Yes        /   / No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate for the results cannot be made.

                          MicroTel International Inc.
                         Summary Results of Operations
                   Three Months Ended March 31, 1997 and 1996
                                 (in thousands)

                                                1997            1996
Net Sales                                      $7,707          $7,336
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Net Income (Loss)                              $ (587)         $  300
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Included in the results for the three months ended March 31, 1997 are the incremental results of operations for three entities acquired since March 31, 1996. Revenues from operations, excluding revenues from newly acquired operations, declined substantially in the first quarter of 1997 as compared to the first quarter of 1996. The net loss of $(587,000) for the three months ended March 31, 1997 versus net income of $300,000 for the three months ended March 31, 1996 resulted principally then from increased selling, general and administrative expenses from the acquired operations, as well as from the deleveraging of the Registrant's fixed manufacturing cost base because of the decline in sales, excluding the acquired operations.


                         MicroTel International, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 1997              By /s/ Barry E. Reifler
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                                       Chief Financial Officer

        INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.